UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Techfaith Wireless Communication Technology Limited

(Name of Issuer)

Ordinary Shares, par value $0.00002 per share

(Title of Class of Securities)

169424207(1)

(CUSIP Number)

Deyou Dong

Tower D, Mfox Plaza, Ke Chuang 12th Street

Beijing Economic-Technological Development Area (Yi Zhuang)

Beijing 101111

People’s Republic of China

Tel: +86 18611266188

With a copy to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 75 ordinary shares of the Issuer.

13D

CUSIP No. 169424207	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Deyou Dong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 257,695,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 257,695,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,695,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Percentage calculated based on 794,003,193 ordinary shares, as reported in the Issuer’s financial results for the first half fiscal year 2017 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 24, 2017, and assuming all share options held by Mr. Deyou Dong that are exercisable within 60 days after the date hereof are exercised.

13D

CUSIP No. 169424207	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Oasis Land Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 171,195,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 171,195,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,195,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Percentage calculated based on 794,003,193 ordinary shares, as reported in the Issuer’s financial results for the first half fiscal year 2017 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 24, 2017.

13D

CUSIP No. 169424207	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Helio Glaze Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,500,000 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,500,000 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,500,000 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Percentage calculated based on 794,003,193 ordinary shares, as reported in the Issuer’s financial results for the first half fiscal year 2017 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 24, 2017.

13D

CUSIP No. 169424207	Page 5 of 11 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.00002 per share, of China Techfaith Wireless Communication Technology Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing 75 ordinary shares of the Issuer (the “Ordinary Shares”), are listed on the NASDAQ Global Market under the symbol “CNTF.”

Item 2. Identity and Background.

This Statement is being filed jointly by Mr. Deyou Dong, the director, chief executive officer, president and chief operating officer of the Issuer, Oasis Land Limited, a company organized under the laws of the British Virgin Islands (“Oasis”), and Helio Glaze Limited , a company organized under the laws of the British Virgin Islands (“Helio”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a)-(c), (f) Each of Oasis and Helio is solely engaged in holding, distributing or effecting any sale of securities held by it. The registered office of Oasis is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands and its executive offices are located at Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China. Helio’s registered office is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands and its executive offices are located at Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China. The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Oasis and Helio are set forth on Schedule A and Schedule B hereto respectively, and are incorporated herein by reference.

Each of Oasis and Helio is wholly owned by Mr. Deyou Dong. Mr. Deyou Dong is currently resident in, and a citizen of, the People’s Republic of China. His principal occupation is the director, chief executive officer, president and chief operating officer of the Issuer. The business address of the Issuer and Mr. Deyou Dong is Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China.

(d), (e) During the last five years, neither of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Schedule A and B hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on January 18, 2018 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.A.

13D

CUSIP No. 169424207	Page 6 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Deyou Dong acquired 100% of the equity interest in Oasis and Helio, which collectively holds 254,695,000 Ordinary Shares, from their previous shareholders which are all under control of Mr. Defu Dong, the Issuer’s chairman of the board of directors. No consideration was paid for such transfer.

Item 4. Purpose of Transaction.

Mr. Defu Dong founded the Issuer and has been its chief executive officer until May 2015. Mr. Deyou Dong joined the Issuer in 2007. He soon became to assume leading positions, and has been serving as the Issuer’s chief executive officer since May 2015.

Mr. Deyou Dong is Mr. Defu Dong’s brother. For the purpose of family asset planning and to align the interests of the Issuer’s shareholders and the management, Mr. Deyou Dong and Mr. Defu Dong effected the transfer described in this Statement.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, each of Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

13D

CUSIP No. 169424207	Page 7 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following table sets forth information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons:

Reporting Person	Amount beneficially owned:	Percent of class:		Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Deyou Dong	257,695,000	32.3	%(1)	257,695,000	0	257,695,000	0
Oasis Land Limited	171,195,000	21.6	%(2)	171,195,000	0	171,195,000	0
Helio Glaze Limited	83,500,000	10.5	%(2)	83,500,000	0	83,500,000	0

(1)	Percentage calculated based on 794,003,193 ordinary shares, as reported in the Issuer’s financial results for the first half fiscal year 2017 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 24, 2017, and assuming all share options held by Mr. Deyou Dong that are exercisable within 60 days after the date hereof are exercised.
(2)	Percentage calculated based on 794,003,193 ordinary shares, as reported in the Issuer’s financial results for the first half fiscal year 2017 included as an exhibit to the Issuer’s report on Form 6-K furnished to the Commission on August 24, 2017.

Each of Oasis and Helio is wholly owned by Mr. Deyou Dong, and Mr. Deyou Dong is the sole director of Oasis. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Deyou Dong may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Oasis and Helio.

After acquiring the equity interest in Oasis and Helio, Mr. Deyou Dong’s beneficial ownership in the Issuer increased to 257,695,000 Ordinary Shares, representing 32.3% of the Issuer’s outstanding Ordinary Shares, and assuming all share options held by Mr. Deyou Dong that are exercisable within 60 days after the date hereof are exercised. The 257,695,000 Ordinary Shares beneficially owned by Mr. Deyou Dong comprise of (i) 171,195,000 Ordinary Shares beneficially owned by Oasis, (ii) 83,500,000 Ordinary Shares beneficially owned by Helio, and (iii) 3,000,000 ordinary shares that Mr. Deyou Dong has the right to acquire upon exercise of options within 60 days after the date hereof.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A and B hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

13D

CUSIP No. 169424207	Page 8 of 11 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.A	Joint Filing Agreement, dated January 18, 2018, by and among Mr. Deyou Dong, Oasis Land Limited, and Helio Glaze Limited.

13D

CUSIP No. 169424207	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018	Deyou Dong

/s/ Deyou Dong

Oasis Land Limited

By:	/s/ Deyou Dong

Name:	Deyou Dong
Title:	Director

Helio Glaze Limited

By:	/s/ Hui Yang

Name:	Hui Yang
Title:	Director

13D

CUSIP No. 169424207	Page 10 of 11 Pages

SCHEDULE A

Directors and Executive Officers of Oasis Land Limited

The names of the directors and the names and titles of the executive officers of Oasis and their principal occupations are set forth below. The business address of each of the directors and executive officers is Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China.

Name	Position with Oasis	Present Principal Occupation	Citizenship
Directors:
Deyou Dong	Director	Director, Chief Executive Officer, President and Chief Operating Officer of the Issuer	P.R. China

Executive Officers:
N/A

13D

CUSIP No. 169424207	Page 11 of 11 Pages

SCHEDULE B

Directors and Executive Officers of Helio Glaze Limited

The names of the directors and the names and titles of the executive officers of Helio and their principal occupations are set forth below. The business address of each of the directors and executive officers is Tower D, Mfox Plaza, Ke Chuang 12th Street, Beijing Economic-Technological Development Area (Yi Zhuang), Beijing 101111, People’s Republic of China.

Name	Position with Helio	Present Principal Occupation	Citizenship
Directors:
Hui Yang	Director	Director	P.R. China

Executive Officers:
N/A